News Release

November 20, 2006

YAMANA RELEASES UPDATE ON MILESTONES AT CHAPADA AND OTHER OPERATIONS

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on its operations and ongoing developments at its mines and properties.

Chapada

The start-up of operations at the Chapada copper-gold mine is continuing in the ordinary course. The following substantive milestones have been achieved at the Chapada mine as the Company advances toward commercial production, expected in early 2007.

•	Mining continues at a rate of 16M tonnes of ore per year which is consistent with mine plan.
•	The ore stockpile is now at 3M tonnes of ore with a crushed ore stockpile available for processing of 150,000 tonnes which is consistent with mine plan.
•	The SAG mill is operates according to plant design.
•	There is sufficient water in containment ponds for continuous ore processing.
•	Adjustments have been made to conveyor systems, water pumps and pipelines for delivery of ore and water for ore processing at the plant.
•	Flotation circuits are operating according to design.
•	The filtration system for concentrate dewatering has begun operations and is in the process of being commissioned.

Gold and copper is produced at the Chapada mine in concentrate which is then delivered for sale to smelters.

The Chapada mine has now produced its first concentrate. A total of 500 tonnes of concentrate has been produced with total in circuit inventory of concentrate (in flotation, thickener and stock tank) now at a total of approximately 1,200 tonnes. The Company plans to produce sufficient concentrate to the end of the year for total contained gold and copper of 15,000 ounces of gold and approximately 11-12M lbs of copper.

Production for 2007 and 2008 along with the life of mine (LOM) production is expected to be as follows.

	2007	2008	5 Years	LOM

Copper	125-135M lbs	165-175M lbs	690M lbs	2B lbs
Gold	180-200,000 oz	170-190,000 oz	700,000oz	1.4M oz

Adjustments and refinements continue to be made in the ordinary course for the proper operation of the plant. Chapada remains on track for commercial production in early 2007. Once commercial production is achieved, the Company plans to increase gold production at Chapada in part by optimizing the grinding circuit to further improve throughput and by processing 6M tonnes of stockpile oxide material which can be processed through conventional heap leaching. The Company is also assessing the feasibility of production of a pyrite concentrate for production of sulfuric acid which would add to revenue from copper-gold concentrate and the sale of a fertilizer byproduct.

The Company also announces that it has been advised that treatment and refining charges have been set for 2007 according to industry practices at $60 per tonne of concentrate and $0.06 per pound of copper. These treatment and refining charges are substantially lower than treatment and refining charges in 2005 and 2006 and historical levels in times of higher copper prices. The Company’s feasibility study had assumed $75 per tonne and $0.075 per pound, respectively, based on a copper price of $1.00 per pound. At prevailing copper prices, treatment and refining charges have significantly exceeded these levels. With these costs, the Company would derive further profit from its sale of concentrate next year.

Jacobina

Production and cost improvements continue at the Jacobina gold mine. The Company recently initiated the following improvements at the Jacobina mine.

•	A change in mining method to reduce dilution and improve grade.
•	Improved processes to increase safety and reduce risk of damage to equipment.
•	Installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills.
•	Began engineering and mine plan to increase production to 6,500 tonnes per day by late 2007.

Grade improvements resulting from the change in mining method began to take effect in October. Total gold production in October was over 7,200 ounces of gold representing an increase of 12 percent over average monthly production of 6,440 ounces of gold in Q3 of 2006. Expected increases in production resulting from the added crushing circuit would take effect from mid November. Ore development at various mine faces continues and the Company plans to process 4,700 tonnes of ore per day in November. This production rate will increase to meet full plant capacity of 5,000 tonnes per day in early 2007. Total ore processing averaged approximately 4,000 tonnes per day in Q3.

Power consumption to run the mills has also been reduced with the added crushing circuit. Estimated reduction in power consumption to run the larger of the two mills is 20 to 25 percent below previous power consumption levels. This should result in a further reduction in cash costs and maintenance costs and there will be less wear on the mill liners.

The initial increase in production at the Jacobina mine is part of a broader phased expansion that would result in production increasing to an annual rate of approximately 140,000-150,000 ounces of gold in late 2007 as plant capacity and ore processing is increased to 6,500 tonnes per day. The level of production will depend on the extent to which ore development at the Morro do Vento Extension and Canavieras areas is advanced by the end of 2007. Total capital expenses for this expansion to the end of 2007, for plant capacity increases and ore development, is estimated at $58M for which the Company is fully funded.

Sao Francisco

The Sao Francisco mine achieved a further milestone in October with over 12,700 ounces of gold production. This represents an increase of 24 percent over production levels in its first two months of operations since commercial production was declared and over the planned production for October.

The Company continues to experience higher recovery and better grades and believes these result from the anticipated impact of coarse gold on production. This coarse gold effect should become better understood as mining continues to deeper levels in the open pit.

San Andres

A new reserve estimate and mine plan for the San Andres mine is planned for late November. The Company anticipates a mine plan with production at higher levels than for 2006 and with an extended mine life. Permitting for an expansion of the leach pads would be required and that permitting will depend on the adoption of a new mining law in Honduras which is now in process. San Andres has also reached an important safety milestone with one million man hours of work without a loss time accident.

C1 Santa Luz

The Company plans to deliver the feasibility study for C1 Santa Luz in Q1 of 2007.

Internal estimates suggest 120-130,000 ounces per year with planned production beginning in late 2008 although the mine plan and production levels will depend on the results of the final feasibility study.

Gualcamayo

Drilling results for the Gualcamayo project were provided in a press release dated November 13, 2006. An environmental impact study is in progress and initial equipment purchases have been made. The feasibility study is planned for early 2007 with production beginning in mid 2008.

Total Production

The following compares October production to average monthly productions in Q3.

	October		Average Monthly Q3
Sao Francisco	12,700	ounces	10,395	ounces
Jacobina	7,200	ounces	6,440	ounces
Fazenda Brasiliero	6,800	ounces	6,190	ounces
San Andres	5,300	ounces	4,895	ounces
Fazenda Nova	2,800	ounces	2,200	ounces

Total	34,800	ounces	30,120	ounces

Total production is in line with previous guidance for Q4 and represents an overall improvement in October to average monthly Q3 production of over 15.5 per cent. Cash cost guidance remains unchanged although cash costs will be affected by currency exchange rates and increasing fuel costs and costs of consumables. Further, at the Sao Francisco mine, while the Company is experiencing more ounces of production, which is expected to have the effect of reducing cash costs, the advancement of future mine development will also require further waste removal in Q4 which is expected to incrementally increase cash costs to the level of $260 to $280 per ounce by the end of the year. Cash costs guidance in future periods remains unchanged. The Company intends to apply revenue from copper as a by-product credit to gold cash costs beginning in 2007.

Exploration

The Company holds over one million hectares of exploration concessions in Brazil which makes it one of the larger owners of exploration areas in Brazil. It has recently purchased the Pillar de Goias greenstone belt which is the last major unexplored greenstone belt in Brazil. The Pillar de Goias area is adjacent to the Crixas mine and demonstrates similar geology. The Company plans to spend approximately $4M in 2007 on this area alone in exploration and for acquisition payments.

The Company also owns large exploration areas in Argentina and Honduras.

The Company plans to spend more than $32M on exploration in 2007 mainly on new areas and largely for drilling.

Mine Tour

The Company recently completed an analyst mine tour of its major mines in Brazil. For further information on Brazil or the Company’s assets, or for information on the tour, please visit the Company’s website at www.yamana.com or call the Company at the contact information below.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone	Leslie Powers
President & Chief Executive Officer	Director, Investor & Public Relations
(416)815-0220	(416)815-0220
E-mail: investor@yamana.com	E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.